UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13G
                    (Amendment 4) <F1>
       Under the Securities Exchange Act of 1934





            HAHN AUTOMOTIVE WAREHOUSE, INC.
                   (Name of Issuer)

        Common Stock, par value $0.01 per share
              (Title of Class Securities)

                      405191 10 7
                    (CUSIP Number)


     Check the following box if a fee is being paid
with this statement [   ]  (A fee is not required only
if the filing person :(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

[FN]

<F1> The remainder of this cover page shall be filled
out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).


CUSIP No. 405191 10 7                    SCHEDULE 13G

1.   Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of above persons

          Michael Futerman
          Social Security Number:  ###-##-####

2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [   ]

          (b)  [   ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:
     United States

Number of Shares  5.   Sole Voting Power        2,040,707
Beneficially      6.   Shared Voting Power         -0-
Owned by Each     7.   Sole Dispositive Power   2,040,707
Reporting Person  8.   Shared Dispositive Power    -0-

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person: 2,220,667 <F2>

10.  Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions):   [ X ]

11.  Percent of Class Represented by Amount in Row 9:  46.8%

12.  Type of Reporting Person (See Instructions): IN

[FN]

<F2> Includes 179,960 shares owned by Mr. Futerman's spouse.
Mr. Futerman disclaims beneficial ownership over the shares held by his spouse.


Item 1    (a)  Name of Issuer:

               Hahn Automotive Warehouse, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               415 West Main Street
               Rochester, New York 14608

Item 2    (a)  Name of Person Filing:

               Michael Futerman

          (b)  Address of Principal Business Office:

               415 West Main Street
               Rochester, New York 14608

          (c)  Citizenship:

               United States

          (d)  Title of Class of Securities:

               Common Stock, par value $0.01 per share

          (e)  CUSIP Number:

               405191 10 7

Item 3         Not Applicable

Item 4         Ownership

          (a)  Amount beneficially owned:       2,220,667 <F3>
          (b)  Percent of class:                   46.8%
          (c)  (i)  sole power to vote or to
                    direct the vote:            2,040,707
              (ii)  shared power to vote or to
                    direct the vote:               -0-
             (iii)  sole power to dispose or to
                    direct the disposition of:   2,040,707
              (iv)  shared power to dispose or to
                    direct the disposition of:      -0-

[FN]  Includes 179,960 shares owned by Mr. Futerman's spouse.
Mr. Futerman disclaims beneficial ownership over the shares held by his spouse.


Item 5         Ownership Five Percent or Less of a Class: N/A

Item 6         Ownership of more than Five Percent on
               Behalf of Another Person: N/A

Item 7         Identification and Classification of the
               Subsidiary Which Acquired and Security Being Reported by the Parent Holding Company: N/A

Item 8         Identification and Classification of
               Members of the Group: N/A

Item 9         Notice of Dissolution of Group: N/A

Item 10        Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1999

                              /s/Michael Futerman

                              Michael Futerman